BioSig Technologies, Inc.
8441 Wayzata Blvd., Suite 240
Minneapolis, Minnesota 55426

September 20, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Amanda Ravitz

Re:          BioSig Technologies, Inc.
Registration Statement on Form S-1, originally filed on June 8, 2017
File No. 333- 218583, as amended (the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, BioSig Technologies, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 5:00 p.m., Eastern Time, on September 21, 2017, or as soon thereafter as practicable.

Very truly yours, BIOSIG TECHNOLOGIES, INC.

By:	/s/ Kenneth Londoner
Kenneth Londoner Chief Executive Officer

cc:    Rick A. Werner, Esq., Haynes and Boone, LLP